UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                       Third-Quarter 2008 Results
                                          FOR IMMEDIATE RELEASE

Highlights

➢	Record third-quarter consolidated net sales and operating segment income

➢	Consolidated net sales increased 21%, and operating segment income increased 14% in nominal terms

➢	Television Broadcasting net sales increased 6.1% in nominal terms, and the operating segment income margin was 50.3%

➢	Average weekday prime-time audience share was 74.5%

➢	Sky sales increased 12.2%, and operating segment income increased 14% in nominal terms

Consolidated Results

Mexico City, D.F., October 23, 2008—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2008. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS)1.

The following table sets forth a condensed consolidated statement of income for the three months ended September 30, 2008 and 2007, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing third quarter 2008 with third quarter 2007:

	3Q 2008[1]	Margin %	3Q 2007[1]	Margin%	3Q 2007[2]	Margin%	Change[2]%
Net sales	12,459.0	100	10,580.3	100	10,295.1	100	21.0
Operating income	3,976.1	31.9	3,859.0	36.5	3,714.9	36.1	7.0
Consolidated net income	2,281.4	18.3	2,659.6	25.1	2,541.1	24.7	(10.2)
Majority interest net income	2,067.0	16.6	2,399.8	22.7	2,286.8	22.2	(9.6)

Consolidated net sales increased 21% to Ps.12,459 million in third quarter 2008 compared with Ps.10,295.1 million in third quarter 2007. This increase was attributable to revenue growth in our Cable and Telecom, Television Broadcasting, Sky, Publishing, Other Businesses, and Pay Television Networks segments.

Consolidated operating income increased 7% to Ps.3,976.1 million in third quarter 2008 compared with Ps.3,714.9 million in third quarter 2007. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Majority interest net income decreased 9.6% to Ps.2,067 million in third quarter 2008 compared with Ps.2,286.8 million in third quarter 2007. The net decrease of Ps.219.8 million reflected a Ps.560 million increase in integral cost of financing, as well as a Ps.36.4 million increase in other expense, net. These unfavorable changes were partially offset by i) a Ps.261.2 million increase in operating income; ii) a Ps.1.1 million decrease in equity in losses of affiliates, net; iii) a Ps.74.4 million decrease in income taxes; and iv) a Ps.39.9 million decrease in minority interest net income.

1 We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we no longer recognize such effects in our financial reporting. Accordingly, we are presenting our results for third quarter 2008 in millions of nominal Mexican pesos. Also, as required by Mexican FRS, we are presenting our third quarter 2007 results in millions of Mexican pesos in purchasing power as of December 31, 2007.
2 We also present our third quarter 2007 results in nominal terms to provide additional comparison with our third quarter 2008 results. Results are explained comparing nominal third  quarter figures for each year.

Third-Quarter Results by Business Segment

The following table presents third-quarter results ended September 30, 2008 and 2007, for each of our business segments. Results for the third quarter 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the third quarter 2008 are stated in millions of nominal Mexican pesos.

Net Sales	3Q 2008%		3Q 2007%		Inc. %
Television Broadcasting	5,576.9	43.7	5,438.4	49.8	2.5
Pay Television Networks	534.9	4.2	477.5	4.4	12.0
Programming Exports	551.9	4.3	594.4	5.4	(7.2)
Publishing	901.6	7.0	824.1	7.6	9.4
Sky	2,296.6	18.0	2,090.9	19.2	9.8
Cable and Telecom	1,980.9	15.5	614.2	5.6	222.5
Other Businesses[1]	929.5	7.3	869.2	8.0	6.9
Segment Net Sales	12,772.3	100.0	10,908.7	100.0	17.1
Intersegment Operations[2]	(313.3)		(328.4)		4.6
Consolidated Net Sales	12,459.0		10,580.3		17.8

Operating Segment Income (Loss)[3]	3Q 2008	Margin %	3Q 2007	Margin %	Inc. %
Television Broadcasting	2,803.9	50.3	2,824.2	51.9	(0.7)
Pay Television Networks	335.2	62.7	306.3	64.1	9.4
Programming Exports	238.3	43.2	287.7	48.4	(17.2)
Publishing	160.1	17.8	157.8	19.1	1.5
Sky	1,120.2	48.8	1,003.6	48.0	11.6
Cable and Telecom	674.7	34.1	223.2	36.3	202.3
Other Businesses[1]	(55.4)	(6.0)	(11.5)	(1.3)	(381.7)
Operating Segment Income	5,277.0	41.3	4,791.3	43.9	10.1
Corporate Expenses	(151.2)	(1.2)	(87.3)	(0.8)	(73.2)
Depreciation and Amortization	1,149.7	9.2	845.0	8.0	36.1
Consolidated Operating Income	3,976.1	31.9	3,859.0	36.5	3.0

[1] Our Publishing Distribution segment is now included under Other Businesses.
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Third-Quarter Results by Business Segment in Nominal Terms

The following table presents third-quarter results ended September 30, 2008 and 2007, for each of our business segments. Results for the third-quarter 2007 and 2008 are presented in millions of nominal Mexican pesos.

Net Sales	3Q 2008%		3Q 2007%		Inc. %
Television Broadcasting	5,576.9	43.7	5,256.2	49.5	6.1
Pay Television Networks	534.9	4.2	468.0	4.4	14.3
Programming Exports	551.9	4.3	581.7	5.5	(5.1)
Publishing	901.6	7.0	811.6	7.6	11.1
Sky	2,296.6	18.0	2,046.3	19.3	12.2
Cable and Telecom	1,980.9	15.5	601.1	5.7	229.5
Other Businesses[1]	929.5	7.3	851.6	8.0	9.1
Segment Net Sales	12,772.3	100.0	10,616.5	100.0	20.3
Intersegment Operations[2]	(313.3)		(321.4)		2.5
Consolidated Net Sales	12,459.0		10,295.1		21.0

Operating Segment Income (Loss)[3]	3Q 2008	Margin %	3Q 2007	Margin %	Inc. %
Television Broadcasting	2,803.9	50.3	2,696.4	51.3	4.0
Pay Television Networks	335.2	62.7	300.2	64.1	11.7
Programming Exports	238.3	43.2	281.3	48.4	(15.3)
Publishing	160.1	17.8	158.7	19.6	0.9
Sky	1,120.2	48.8	982.3	48.0	14.0
Cable and Telecom	674.7	34.1	218.4	36.3	208.9
Other Businesses[1]	(55.4)	(6.0)	(10.1)	(1.2)	(448.5)
Operating Segment Income	5,277.0	41.3	4,627.2	43.6	14.0
Corporate Expenses	(151.2)	(1.2)	(85.4)	(0.8)	(77.0)
Depreciation and Amortization	1,149.7	9.2	826.9	8.0	39.0
Consolidated Operating Income	3,976.1	31.9	3,714.9	36.1	7.0

[1] Our Publishing Distribution segment is now included under Other Businesses.
[2] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting
Third-quarter sales increased 6.1% to Ps.5,576.9 million compared with Ps.5,256.2 million in third quarter 2007. This increase was driven by strong ratings primarily in prime time and by our broadcast of the 2008 Olympic Games.

Third-quarter operating segment income increased 4% to Ps.2,803.9 million compared with Ps.2,696.4 million in third quarter 2007, and the margin was 50.3%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses related primarily to the Summer Olympic Games.

Pay Television Networks
Third-quarter sales increased 14.3% to Ps.534.9 million compared with Ps.468 million in third quarter 2007. This increase reflects i) higher revenues resulting from additional subscribers in Mexico, Latin America, and Spain; and ii) higher advertising sales.

Third-quarter operating segment income increased 11.7% to Ps.335.2 million compared with Ps.300.2 million in third quarter 2007, and the margin was 62.7%. These results were driven by higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
Third-quarter sales decreased 5.1% to Ps.551.9 million compared with Ps.581.7 million in third quarter 2007. This decline was driven primarily by a negative translation effect on foreign-currency denominated sales amounting to Ps.24.1 million. This was partially offset by a 4.2% increase in royalties from Univision, which amounted to US$37.3 million for the quarter.

Third-quarter operating segment income decreased 15.3% to Ps.238.3 million compared with Ps.281.3 million in third quarter 2007, and the margin was 43.2%. These results were driven by lower sales that were partially offset by lower operating expenses.

Publishing
Third-quarter sales increased 11.1% to Ps.901.6 million compared with Ps.811.6 million in third quarter 2007. This reflects i) an increase in advertising and magazine circulation sales abroad driven mainly by the acquisition of Editorial Atlántida; and ii) higher advertising sales in Mexico. This was partially offset by a decrease in circulation sales in Mexico and by a negative translation effect on foreign-currency denominated sales that amounted to Ps.12.9 million.

Third-quarter operating segment income increased 0.9% to Ps.160.1 million, compared with Ps.158.7 million in third quarter 2007; the margin was 17.8%. These results were driven by higher sales, which were partially offset by higher cost of sales and operating expenses.

Sky
Third-quarter sales increased 12.2% to Ps.2,296.6 million compared with Ps.2,046.3 million in third quarter 2007. This result reflects an increase in the subscriber base in Mexico, Central America, and the Dominican Republic. As of September 30, 2008, the number of gross active subscribers increased to 1,728,214 (including 124,399 commercial subscribers), compared with 1,542,466 (including 107,386 commercial subscribers) as of September 30, 2007. Sky closed the quarter with 87 thousand subscribers in Central America and the Dominican Republic.

Third-quarter operating segment income increased 14% to Ps.1,120.2 million compared with Ps.982.3 million in third quarter 2007, and the margin increased to 48.8%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Cable and Telecom
Third-quarter sales increased 229.5% to Ps.1,980.9 million compared with Ps.601.1 million in third quarter 2007. This increase was attributable to i) a 23.1% increase in sales of Cablevisión, driven mainly by an increase in revenue generating units (RGUs); ii) the consolidation of Cablemás; and iii) the consolidation of Bestel, which generated sales of Ps.448.2 million.

Third-quarter operating segment income increased 208.9% to Ps.674.7 million compared with Ps.218.4 million in third quarter 2007, and the margin was 34.1%. These results reflected higher sales that were partially offset by an increase in costs and expenses related to Bestel and Cablemás. Bestel generated operating segment income of Ps.80.6 million during the quarter.

The following table sets forth the breakdown of subscribers, as well as operating results for Cablevisión and Cablemás.

3Q 2008	Cablevisión	Cablemás
Video	580,761	821,191
Internet	189,259	235,422
Telephony	38,352	73,284
RGUs	808,372	1,129,897
Revenue	739.8	792.9
Operating Segment Income	317.3	276.8
Margin (%)	42.9	34.9

Other Businesses
Third-quarter sales increased 9.1% to Ps.929.5 million compared with Ps.851.6 million in third quarter 2007. This increase was attributable to higher sales in our gaming, radio, and publishing distribution businesses, which were partially offset by a decrease in sales in our soccer, internet, and feature-film distribution businesses.

Third-quarter operating segment loss increased to Ps.55.4 million compared with a loss of Ps.10.1 million in third quarter 2007, reflecting higher cost of sales that were partially offset by higher sales and lower operating expenses.

Corporate Expenses
Share-based compensation expense in third quarter 2008 and 2007 amounted to Ps.90.2 million and Ps.37 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees and is recognized over the vesting period in majority stockholders’ equity.

Non-operating Results in Nominal Terms

Other expense, net
Other expense, net, increased by Ps.36.4 million, to Ps.69.1 million in third quarter 2008, and comprises primarily professional services and donations. Last year’s other expense, net benefited from a gain on disposition of investment in the amount of Ps.46.2 million.

Integral cost of financing
The following table sets forth integral cost of financing for the three months ended September 30, 2008 and 2007.

	3Q 2008	3Q 2007	Increase (decrease)
Interest expense	819.1	520.4	298.7
Interest income	(304.6)	(453.4)	148.8
Foreign exchange loss (gain), net	71.7	(197.6)	269.3
Loss from monetary position, net	-	156.8	(156.8)
Integral cost of financing	586.2	26.2	560.0

The net expense attributable to integral cost of financing increased by Ps.560 million to Ps.586.2 million in third quarter 2008 from Ps.26.2 million in third quarter 2007. This increase reflected primarily i) a Ps.298.7 million increase in interest expense, due primarily to a higher principal amount of long-term debt in third quarter 2008; ii) a Ps.148.8 million decrease in interest income explained primarily by a reduction of interest rates applicable to foreign currency temporary investments and the decrease of interest income resulting from the conversion of our note into equity of Cablemás in May of 2008; and iii) a Ps.269.3 million increase in foreign-exchange loss resulting primarily from our net monetary US dollar liability position, in conjunction with a 6.03% depreciation of the Mexican peso against the US dollar in third quarter 2008 compared with a net monetary US dollar asset position in conjunction with a 1.15% depreciation of the Mexican peso against the US dollar in third quarter 2007. These unfavorable variances were partially offset by the absence of a Ps.156.8 million loss from monetary position recognized in third quarter 2007, as we ceased recognizing the effects of inflation beginning on January 1, 2008, in accordance with the guidelines of Mexican FRS.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, decreased by Ps.1.1 million, or 0.7%, to Ps.146.9 million in third quarter 2008 compared with Ps.148 million in third quarter 2007. Equity in losses of affiliates, net, comprises mainly the equity in loss of our 40% interest in La Sexta.

Income taxes
Income taxes decreased by Ps.74.4 million, or 7.7%, to Ps.892.5 million in third quarter 2008 from Ps.966.9 million in third quarter 2007. This decrease reflects primarily a lower income tax base in third quarter 2008.

Minority interest net income
Minority interest net income decreased by Ps.39.9 million, or 15.7%, to Ps.214.4 million in third quarter 2008, from Ps.254.3 million in third quarter 2007. This decrease reflects primarily the portion of consolidated net income attributable to interests held by minority equity owners in our Sky and Cable and Telecom segments.

Other Relevant Information

Capital expenditures and investments
In third quarter 2008, we invested approximately US$137 million in property, plant, and equipment as capital expenditures, including approximately US$79.5 million for our Cable and Telecom segment, US$26.3 million for our Sky segment, US$8.3 million for our Gaming business, and US$22.9 million for our Television Broadcasting segment and other businesses segment. In addition, we made investments related to our 40% interest in La Sexta in the aggregate amount of €1.2 million.

Our Cable and Telecom segment includes capital expenditures of US$47.4 million for Cablemás, US$25 million for Cablevisión and US$7.1 million for Bestel.

Debt and satellite transponder lease obligation
On September 19, 2008, Sky retired the remaining portion of its 2013 Senior Notes for a consideration of US$11.2 million plus accrued interest and a premium of 4.6875%. As of September 30, 2008, Sky’s debt amounted to Ps.3,500 million in fixed-rate, peso-denominated direct bank loans that expire in 2016. Sky’s cash and temporary investments as of September 30, 2008, amounted to Ps.4,954 million, 53% of which is invested in short-term, dollar-denominated instruments.

The following table sets forth our total consolidated debt and satellite transponder lease obligation as of September 30, 2008 and 2007. Amounts as of September 30, 2008, are stated in millions of nominal Mexican pesos, and amounts as of September 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

	September 30, 2008	September 30, 2007	Increase (decrease)
Current portion of long-term debt	1,173.3	494.6	678.7
Long-term debt (excluding current portion)	31,095.0	22,276.7	8,818.3
	32,268.3	22,771.3	9,497.0
Current portion of satellite transponder lease obligation	106.6	96.4	10.2
Long-term satellite transponder lease obligation (excluding current portion)	955.6	1,077.2	(121.6)
	1,062.2	1,173.6	(111.4)

As of September 30, 2008 and 2007, our consolidated net cash position (cash and cash equivalents, temporary investments, and long-term investments less total debt) was Ps.1,924.3 million and Ps.4,888 million, respectively. Long-term investments as of September 30, 2008 and 2007, amounted to Ps.880 million and Ps.2,956.3 million, respectively.

As of September 30, 2008 our total debt amounted to Ps.32.3 billion, this includes dollar-denominated debt of US$1.9 billion dollars. The average duration of our debt is 13.5 years; we have no significant maturities until 2012 and almost all of our debt has fixed interest rates. Our cash, short-term and long-term investments as of September 30, 2008, amounted to Ps.34.2 billion, including foreign-denominated investments of US$2.1 billion dollars and €81.4 million euros.

Registration of 6% Senior Notes due 2018
In August 2008, we concluded the exchange of unregistered 6% Senior Notes due 2018 for registered 6% Senior Notes due 2018. As a result, approximately 99.9% of the Senior Notes issued in second quarter 2008, for an aggregate principal amount of US$500 million, were registered under the Securities Act of 1933, as amended.

Share buyback program
During third quarter 2008, we repurchased approximately 9.6 million CPOs in the aggregate amount of Ps.460.9 million.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in third quarter 2008, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 74.5%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 71.9%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 72.7%.

Jose Bastón appointed President of Television and Content
Mr. José Bastón has been appointed President of Television and Content, effective October 20, 2008. Mr. Bastón will continue to operate our television businesses and content production. Our internet business will report to both Mr. Bastón and to our Executive Vice President, Alfonso de Angoitia.

Outlook for 2008
For the full year, we continue to expect Television Broadcasting full-year sales and operating segment income to grow by approximately 4.5% in nominal terms.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Michel Boyance María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

ASSETS	September 30, 2008 (Unaudited)		December 31, 2007 (Audited)

Current:
Cash and cash equivalents	Ps.	32,124.1	Ps.	25,479.5
Temporary investments		1,188.5		1,825.4
		33,312.6		27,304.9

Trade notes and accounts receivable, net		8,867.6		17,294.7
Other accounts and notes receivable, net		2,583.8		2,590.3
Due from affiliated companies		104.5		195.0
Transmission rights and programming		3,504.9		3,154.7
Inventories		1,599.4		834.0
Other current assets		1,124.6		653.3
Total current assets		51,097.4		52,026.9

Transmission rights and programming		5,896.0		5,252.7
Investments		3,488.0		8,115.6
Property, plant, and equipment, net		29,108.0		25,171.3
Intangible assets and deferred charges, net		11,516.3		8,098.7
Other assets		63.0		38.3
Total assets	Ps.	101,168.7	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

LIABILITIES	September 30, 2008 (Unaudited)		December 31, 2007 (Audited)
Current:
Current portion of long-term debt	Ps.	1,173.2	Ps.	488.7
Current portion of satellite transponder lease obligation		106.6		97.7
Trade accounts payable		5,351.2		4,457.5
Customer deposits and advances		7,778.7		17,145.1
Taxes payable		617.6		684.5
Accrued interest		403.8		307.8
Employee benefits		487.0		255.6
Due to affiliated companies		72.9		127.2
Other accrued liabilities		1,622.0		1,918.3
Total current liabilities		17,613.1		25,482.4
Long-term debt, net of current portion		31,095.0		24,433.4
Satellite transponder lease obligation, net of current portion		955.6		1,035.1
Customer deposits and advances, noncurrent		2,600.2		2,665.2
Other long-term liabilities		3,432.4		2,849.4
Deferred taxes		1,338.4		1,272.8
Retirement and termination employee benefits		241.0		314.9
Total liabilities		57,275.7		58,053.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,061.0		10,267.6
Additional paid-in capital		4,547.9		4,547.9
		14,608.9		14,815.5
Retained earnings:
Legal reserve		2,135.4		2,135.4
Reserve for repurchase of shares		-		1,240.9
Unappropriated earnings		19,524.0		21,713.4
Net income for the period		4,961.3		8,082.5
		26,620.7		33,172.2
Accumulated other comprehensive income (loss), net		2,801.4		(3,009.5)
Shares repurchased		(5,272.6)		(7,939.1)
		24,149.5		22,223.6
Total majority interest		38,758.4		37,039.1
Minority interest		5,134.6		3,611.2
Total stockholders' equity		43,893.0		40,650.3
Total liabilities and stockholders' equity	Ps.	101,168.7	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated balance sheet as of December 31, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 2008 AND 2007
(Millions of Mexican Pesos)

	Three months ended September 30,
	20008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	12,459.0	Ps.	10,580.3	Ps.	10,295.1

Cost of sales[1]		5,466.2		4,473.0		4,381.3

General expenses:
Selling[1]		1,015.2		815.2		796.8
Administrative[1]		851.8		588.1		575.2
Depreciation and amortization		1,149.7		845.0		826.9
Operating income		3,976.1		3,859.0		3,714.9
Other expense, net		69.1		33.4		32.7
Integral cost of financing:
Interest expense		819.1		531.7		520.4
Interest income		(304.6)		(463.3)		(453.4)
Foreign exchange loss (gain), net		71.7		(201.9)		(197.6)
Loss from monetary position, net		-		160.2		156.8
		586.2		26.7		26.2
Equity in losses of affiliates, net		146.9		151.3		148.0
Income before income taxes		3,173.9		3,647.6		3,508.0
Income taxes		892.5		988.0		966.9
Consolidated net income		2,281.4		2,659.6		2,541.1
Minority interest net income		214.4		259.8		254.3
Majority interest net income	Ps.	2,067.0	Ps.	2,399.8	Ps.	2,286.8

1 Excluding depreciation and amortization.
* We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated statement of income for the three months ended September 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
** We also present our third-quarter 2007 results in nominal terms to provide additional comparison with our third-quarter 2008 results.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Millions of Mexican Pesos)

	Nine months ended September 30,
	20008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	33,500.7	Ps.	29,154.1	Ps.	28,291.6

Cost of sales[1]		15,211.7		12,874.4		12,538.9

General expenses:
Selling[1]		2,648.9		2,292.4		2,232.5
Administrative[1]		2,165.4		1,781.6		1,734.5
Depreciation and amortization		3,105.8		2,328.2		2,266.8
Operating income		10,368.9		9,877.5		9,518.9
Other expense, net		614.1		829.6		805.9
Integral cost of financing:
Interest expense		1,972.9		1,475.8		1,436.9
Interest income		(1,085.9)		(1,314.5)		(1,279.6)
Foreign exchange loss (gain), net		443.4		(231.2)		(226.3)
Loss from monetary position, net		-		169.0		165.4
		1,330.4		99.1		96.4
Equity in losses of affiliates, net		436.8		523.1		509.0
Income before income taxes		7,987.6		8,425.7		8,107.6
Income taxes		2,217.1		2,446.3		2,382.4
Consolidated net income		5,770.5		5,979.4		5,725.2
Minority interest net income		809.2		731.5		712.2
Majority interest net income	Ps.	4,961.3	Ps.	5,247.9	Ps.	5,013.0

1 Excluding depreciation and amortization.
* We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts stated in the consolidated statement of income for the nine months ended September 30, 2007, are stated in millions of Mexican pesos in purchasing power as of December 31, 2007.
** We also present our results for the nine months ended September 30, 2007, in nominal terms to provide additional comparison with our results for the nine months ended September 30, 2008.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTERS OF 2007 AND FIRST, SECOND, AND THIRD QUARTERS OF 20081:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q08
Channel 2
Rating	10.1	10.6	10.3	9.6	10.5	9.4	10.4	10.6	11.8	11.2	11.9	11.5	11.2	11.4	11.1	11.8	11.4
Share (%)	28.6	29.7	29.5	27.9	28.8	28.0	29.7	29.0	32.0	30.8	33.2	31.7	31.0	31.6	31.2	33.1	32.0
Total Televisa[2]
Rating	25.0	25.5	25.0	24.4	26.3	24.1	24.9	26.2	27.0	26.0	26.1	25.9	25.8	26.4	25.6	25.9	26.0
Share (%)	71.0	71.5	71.6	70.7	71.9	71.4	70.9	71.4	72.9	71.9	73.1	71.8	71.4	73.5	71.8	72.8	72.7

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q08
Channel 2
Rating	14.3	15.2	14.7	13.1	14.6	12.6	14.5	15.2	17.8	16.5	17.4	16.7	16.4	17.1	16.0	17.3	16.8
Share (%)	29.7	31.2	30.6	27.7	28.7	26.9	29.9	29.6	34.5	33.2	35.2	34.0	33.4	34.9	33.4	35.1	34.5
Total Televisa[2]
Rating	33.3	33.9	33.7	32.1	35.3	32.1	33.4	35.7	37.2	35.4	35.9	34.7	34.8	35.6	34.3	35.3	35.1
Share (%)	69.2	69.7	70.1	68.0	69.4	68.8	69.0	69.6	71.8	71.1	72.7	70.7	70.8	72.8	71.5	71.4	71.9

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	3Q08
Channel 2
Rating	19.1	21.1	18.9	15.2	16.2	14.0	18.8	19.0	24.9	23.3	23.0	22.6	22.0	21.9	20.5	20.8	21.1
Share (%)	34.4	37.4	33.8	28.0	27.9	26.5	33.6	31.6	40.5	40.6	40.8	40.2	39.2	39.3	37.3	37.3	38.0
Total Televisa[2]
Rating	38.2	39.4	38.7	36.2	39.2	35.0	38.5	41.5	45.3	43.4	43.0	42.0	41.6	42.0	40.6	41.4	41.3
Share (%)	68.7	70.0	69.2	66.7	67.4	66.4	69.0	69.2	73.7	75.5	76.4	74.5	74.1	75.4	73.9	74.2	74.5

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 29, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President